Orckit-Corrigent strengthens its sales and marketing efforts in the
                                  Philippines
         CE+T networking provider boosts presence in APAC with new Sales office in the Philippines, headed by industry veteran Lindsay Ryan

         Tel Aviv, Israel, January 21, 2010 - Orckit Communications Ltd. (NASDAQ: ORCT), the leading Carrier Ethernet + Transport (CE+T) networking vendor, today announced the establishment of a new office in Manila to address the Philippines telecommunication sector. Mr. Lindsay Ryan, a veteran telecommunication sales and business development professional, has held key Regional positions throughout APAC for a number of major telecommunication players. Some of his key roles included International Sales Manager for AWA (Amalgamated Wireless Australasia), V.P Sales Asia Pacific with Scientific-Atlanta and Chief Representative China and Philippines with Gilat Satellite Communications Company. Lindsay has enthusiastically joined the company as regional sales manager to head the new office.

         "We are exceptionally pleased to have Lindsay join us as the head of our newest office. I trust that Lindsay's vast experience and knowhow of the market will significantly contribute to our success in the Philippines" said Mr. Oren Tepper, Vice President corporate sales at Orckit-Corrigent. "Inaugurating our Philippines office follows the company plan to address strategic markets by enhancing our local service and support capabilities. APAC is a key region for the company given the projected expenditure increase in Ethernet based Metro Networks and leveraging our proven install base and experience with three top Tier-1 service providers in the region."

         The APAC region continues to see rapid bandwidth growth and phased migration from legacy PDH/SDH technologies and TDM services to MPLS technology and packet-based services, resulting increased demand for cost optimized Carrier Ethernet + Transport solutions. Orckit-Corrigent's field-proven MPLS and TDM over packet technologies integrated with design-to-cost architecture introduce an optimal offering to meet this demand.

         "Orckit Corrigent has an excellent track record in APAC. I am excited to become a valued part of their talented team of professionals and strongly believe in the company's growth potential and the significant opportunities presented by their state of the art technology," said Mr. Lindsay Ryan, regional sales manager at Orckit-Corrigent. "With the introduction of standard and cost optimized Carrier Ethernet solutions that couple MPLS and circuit emulation technologies, Orckit-Corrigent is well positioned to meet the Philippines telecom sector needs by offering phased migration from traditional transport to packet based networks avoiding a painful clear cut and fork lifting of SDH installed base"


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About Orckit Communications Ltd.

Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience, a reputable list of worldwide Tier-1 customers and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication. Orckit-Corrigent's product lines include Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features, and Personalized Video Distribution systems - an advanced video distribution portfolio, optimized for IPTV, enabling multiple HD streams per home. Orckit-Corrigent markets its products directly and indirectly through strategic alliances as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.